                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                       __________________________________



                                   FORM 11-K


  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934 (NO FEE REQUIRED)

  For the fiscal year ended December 31, 2000

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 (NO FEE REQUIRED)


                          COMMISSION FILE NO. 0-13322


                       __________________________________



A. Full title of the plan and address of the plan, if different from that of issuer named below:

           United Bankshares, Inc. Savings and Stock Investment Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                            United Bankshares, Inc.
                               300 United Center
                           500 Virginia Street, East
                        Charleston, West Virginia  25301

                                   Form 11-K

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                               December 31, 2000



Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

   Report of Independent Auditors                                         1
   Statements of Net Assets Available for Benefits                        2
   Statements of Changes in Net Assets Available for Benefits             3
   Notes to Financial Statements                                        4-7
   Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)--
     Modified Cash Basis                                                  8
   Schedule H, Line 4(j)--Schedule of Reportable Transactions--
     Modified Cash Basis                                                  9

   Item 9(b) - Exhibits:
               --------

     Exhibit 23 - Consent of Independent Auditors

                         Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2000 and 1999, and the change in its net assets available for benefits (modified cash basis) for the year ended December 31, 2000, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at end of year as of December 31, 2000, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

June 22, 2001

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

               Statements of Net Assets Available for Benefits--
                              Modified Cash Basis



                                              December 31
                                          2000           1999
                                      --------------------------
Assets
Cash and cash equivalents             $ 2,173,707    $   490,408
Investments, at fair value (Note 4)    24,911,890     20,784,736
Contributions receivable                        -        102,129
                                      --------------------------
Net assets available for benefits     $27,085,597    $21,377,273
                                      ==========================



See notes to financial statements.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

          Statement of Changes in Net Assets Available for Benefits--
                              Modified Cash Basis

                          Year Ended December 31, 2000


Additions
Contributions:
 Employees                                                  $ 1,698,661
 Employer                                                       769,783
Investment income                                               751,978
Transfer of assets from United Bank Plan                      8,199,678
                                                            -----------
                                                             11,420,100

Deductions
Withdrawals and benefit payments                              2,929,021
                                                            -----------
                                                              8,491,079

Net realized and unrealized depreciation in fair value of
 investments (Note 4)                                        (2,782,755)
                                                            -----------
Net increase                                                  5,708,324
Net assets available for benefits at beginning of year       21,377,273
                                                            -----------
Net assets available for benefits at end of year            $27,085,597
                                                            ===========

See notes to financial statements.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                              Modified Cash Basis

                               December 31, 2000


1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash Equivalents

Cash equivalents are short-term (maturities of less than ninety days), highly liquid investments. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Active participants may defer up to 15% of their annual pre-tax compensation subject to Internal Revenue Code (the Code) limitations. United contributes an amount equal to 100% of the first 2% of the participant's deferral and 25% of the next 2% of the participant's deferral. Contributions are made by United on a semi-monthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock. Plan earnings are allocated to each

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)


participant's account based upon the respective account balances. Participating employees are immediately fully vested as to employee and employer contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

Participants may choose to have their contributions directed to any of ten investment options including United Bankshares, Inc common stock, U.S. Government Securities Funds, various common stock funds and an international equity fund. Investment elections must be made in multiples of 1%.

3. Transfer of Assets from United Bank Plan

During the year, the United Bank defined contribution plan was merged into the Plan. United Bank is a wholly owned subsidiary of United. Net assets of $8,199,678 were transferred into the Plan.

4. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan's maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

                                                      December 31
                                                 2000             1999
                                             ----------------------------

      Federated Government Obligations Fund  $ 2,075,660      $         -
      Goldman Sachs Capital Growth Fund        4,684,904        3,389,799
     *United Bankshares, Inc. Common Stock    14,433,255       16,468,307
      Federated Max-Cap Fund                   2,199,706                -

     *Nonparticipant directed

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)


During 2000, the current value of the Plan's investments (including investments bought, sold, and held during the year), as determined principally by quoted market values, depreciated as follows:

                                                      Net Realized
                                                     and Unrealized
                                                      Depreciation
                                                      in Fair Value
                                                     of Investments
                                                     --------------

Shares of registered investment companies               $  (809,310)
United Bankshares, Inc. Common Stock                     (1,973,445)
                                                        -----------
                                                        $(2,782,755)
                                                        ===========

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                             December 31
                                                         2000           1999
                                                       ------------------------
Investments, at fair value:
 United Bankshares, Inc. Common Stock                  $14,433,255  $16,468,307


                                                                    Year Ended
                                                                    December 31
                                                                        2000
                                                                    -----------

Change in net assets:
 Contributions                                                      $   769,783
 Dividends                                                              573,225
 Net realized and unrealized depreciation in fair value              (1,973,445)
 Distributions to participants                                       (1,404,615)
                                                                    -----------
                                                                    $(2,035,052)
                                                                    ===========

6. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, interest-bearing cash and cash equivalents are classified as plan investments. The amount of cash and cash equivalents classified as investments on the Form 5500 was $2,125,168 and $472,509 as of December 31, 2000 and 1999, respectively.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)


7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. Transactions with Parties-in-Interest

The Plan holds 679,212 shares of United common stock, which had a fair value of $21.25 per share at December 31, 2000.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United National Bank, a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds provided by Federated, recordkeeper for the Plan.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                          Plan: 003 - EIN: 55-0641179

               Schedule H, Line 4(i)--Schedule of Assets (Held at
                       End of Year)--Modified Cash Basis

                               December 31, 2000



                                                                            Estimated
                                                                               Fair
                        Description                           Units           Value
--------------------------------------------------------------------------------------
*  Federated Money Market Trust (cash equivalents)              49,508     $    49,508
*  Federated Government Obligations Fund (cash
   equivalents)                                              2,075,660       2,075,660
*  Federated Income Trust                                       77,558         791,872
*  Federated Total Return Bond Fund                             21,665         225,104
   Janus Balanced Fund                                          24,670         523,985
*  Federated Stk Tr Sh Ben                                      39,691       1,348,310
*  Federated Aggressive Growth Fund                             22,164         315,836
*  Federated Max-Cap Fund                                       82,201       2,199,706
*  Federated International Equity                               14,267         302,172
   Goldman Sachs Capital Growth Fund                           200,210       4,684,904
*  United Bankshares, Inc. Common Stock                        679,212      14,433,255
*  Loans to participants (interest rates ranging from 9%
   to 10%)                                                           -          86,746
                                                                           -----------
                                                                           $27,037,058
                                                                           ===========



* Parties-in-interest

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                          Plan: 003 - EIN: 55-0641179

          Schedule H, Line 4(j)--Schedule of Reportable Transactions--
                              Modified Cash Basis

                          Year Ended December 31, 2000


                                                         Total
                                            Total       Proceeds     Total
                                           Cost of        From      Cost of     Realized
Description                               Purchases      Sales       Assets       Gain
----------------------------------------------------------------------------------------
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets
---------------------------------------------------------------------

United Bankshares, Inc. Common Stock      $777,365     $268,996     $213,494     $55,502



There were no category (i), (ii) or (iv) reportable transactions during fiscal year 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 United Bankshares, Inc. Savings and
                                 Stock Investment Plan



                                 /s/ Jack C. Stokes
                                 ------------------
                                 Mr. Jack C. Stokes
                                 Plan Administrator


June 27, 2001